FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	First Half 2009 Financial Statements (English, Free translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Juan Pedro Santa María
Name: Juan Pedro Santa María
Title: General Counsel

Date: August 19, 2009

Santander

BANCO SANTANDER CHILE AND SUBSIDIARIES
Consolidated Intermediate Financial Statements

for the periods ended June 30, 2009 and 2008

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Refers to

	June 30	June 30	December 31	January 1
	2009 (in millions) CLP	2008 (in millions) CLP	2008 (in millions) CLP	2008 (in millions) CLP
ASSETS

Cash and bank deposits	942,065	1,280,559	855,411	1,108,637
Operations pending settlement	426,647	487,591	335,405	316,240
Instruments for trading	1,003,448	893,938	1,166,426	1,093,445
Repurchase contracts and securities loans	13,212	11,697	-	33,999
Financial derivative contracts	1,502,295	1,233,562	1,846,509	780,775
Owed by banks	57,800	150,406	95,499	45,961
Credits and accounts receivable from customers	13,087,295	12,954,140	14,311,349	12,022,275
Investment instruments available for sale	1,444,802	1,080,216	1,580,240	779,635
Investment instruments held to maturity	-	-	-	-
Equity in companies	7,145	7,786	7,277	7,301
Intangibles	69,356	58,526	68,232	56,224
Fixed assets	190,997	201,234	200,389	202,489
Current taxes	4,826	18,235	18,715	2,499
Deferred taxes	94,369	83,280	88,825	80,989
Other assets	561,407	586,288	508,655	460,282

TOTAL ASSETS	19,405,664	19,047,458	21,082,932	16,990,751
LIABILITIES

Demand deposits and other demand obligations	3,083,814	3,194,423	2,948,162	2,867,934
Operations pending settlement	195,249	297,611	142,552	135,219
Repurchase contracts and securities loans	512,279	294,438	562,223	307,630
Time deposits and other funds obtained	8,342,396	8,390,418	9,756,266	7,887,897
Financial derivative contracts	1,462,558	1,081,784	1,469,724	778,217
Obligations toward banks	1,140,901	1,505,196	1,425,067	1,099,457
Debt instruments issued	2,622,275	2,405,006	2,651,372	2,154,996
Other financial obligations	149,046	165,833	131,318	175,667
Current taxes	34,786	1,017	791	16,067
Deferred taxes	9,567	23,949	19,437	11,084
Provisions	122,990	92,938	166,719	50,102
Other liabilities	201,864	295,128	293,733	118,550

TOTAL LIABILITIES	17,877,725	17,747,741	19,567,364	15,602,820
SHAREHOLDERS’ EQUITY

Attributable to Bank shareholders:	1,497,019	1,276,028	1,489,689	1,369,797
Capital	891,303	818,535	891,303	818,535
Reserves	(16,960)	(20,571)	(123,726)	(20,914)
Valuation accounts	(14,199)	(45,900)	(7,552)	(9,475)
Retained profits:	636,875	523,964	729,664	581,651
Retained earnings from prior fiscal years	508,045	381,030	413,053	581,651
Profit (loss) for fiscal year	184,043	189,159	415,055	-
Minus: Provision for minimum dividends	(55,213)	(46,225)	(98,444)	-

Minority Interest	30,920	23,689	25,879	18,134

TOTAL SHAREHOLDERS’ EQUITY	1,527,939	1,299,717	1,515,568	1,387,931

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,405,664	19,047,458	21,082,932	16,990,751

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the periods ended

	June 30	June 30
	2009 (in millions) CLP	2008 (in millions) CLP

OPERATING INCOME
Revenue from interest and adjustments	585,535	896,399
Expenses for interest and adjustments	(171,651)	(488,143)

Net revenue from interest and adjustments	413,884	408,256

Fee revenue	155,840	144,773
Fee expenses	(31,064)	(24,854)

Revenue net of fees	124,776	119,919

Net profit from financial operations	566	74,656
Currency exchange profit (loss), net	97,905	(39,191)
Other operating revenue	5,426	15,711

Total operating revenue	642,557	579,351

Credit risk provisions	(186,971)	(131,913)

NET OPERATING REVENUE	455,586	447,438

Personnel compensation and expenses	(112,095)	(115,745)
Administrative expenses	(67,706)	(65,567)
Depreciation and amortization	(22,586)	(24,726)
Deterioration	-	-
Other operating expenses	(27,710)	(19,772)

TOTAL OPERATING EXPENSES	(230,097)	(225,810)

OPERATING INCOME	225,489	221,628

Income from equity in companies	766	1,333

Income before income tax	226,255	222,961

Income tax	(38,075)	(29,035)

CONSOLIDATED PROFIT (LOSS) FOR FISCAL YEAR	188,180	193,926

Attributable to:
Bank shareholders	184,043	189,159
Minority Interest	4,137	4,767

Profit per share attributable to Bank shareholders:
(expressed in pesos)
Basic profit	0.9766	1.0038
Diluted profit	0.9766	1.0038

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED INTEGRAL STATEMENTS OF INCOME
For the periods ended

	June 30	June 30
	2009 (in millions) CLP	2008 (in millions) CLP
CONSOLIDATED PROFIT (LOSS) FOR FISCAL YEAR	188,180	193,926

OTHER INTEGRAL INCOME

Investment instruments available for sale	10,238	(27,999)
Cash flow coverage	(17,417)	(15,887)
	-	-
Other integral income before income tax	(7,179)	(43,886)

Income tax related to other integral income	1,220	7,461

Total other integral income	(5,959)	(36,425)

CONSOLIDATED INTEGRAL RESULTS IN CURRENT FISCAL YEAR	182,221	157,501

Attributable to :
Bank shareholders	177,396	152,734
Minority Interest	4,825	4,767

BANCO SANTANDER CHILE
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the periods ended
Figures in millions of pesos

		Reserves		Valuation Accounts				Retained Earnings
	Capital	Reserves and other retained profits	Merger of companies under common control	Investment instruments available for sale	Cash flow hedge	Other items	Income tax	Retained earnings from prior fiscal years	Profit in current fiscal year	Provision for minimum dividends	Total attributable to shareholders	Minority Interest	TOTAL SHAREHOLDERS’ EQUITY

Shareholders’ equity as of December 31, 2007	818,535	49,372	(2,042)	(5,548)	(5,867)		1,940	273,004	308,647	-	1,438,041	20,047	1,458,088
Distribution of previous fiscal year’s income	-	-	-	-	-		-	308,647	(308,647)	-	-	-	-
Subtotal	818,535	49,372	(2,042)	(5,548)	(5,867)		1,940	581,651	-	-	1,438,041	20,047	1,458,088
Effect of first Application of IFRS	-	(68,244)	-	-	-		-	-	-	-	(68,244)	(1,913)	(70,157)
Shareholders’ equity as of January 1, 2008	818,535	(18,872)	(2,042)	(5,548)	(5,867)		1,940	581,651	-	-	1,369,797	18,134	1,387,931
Adjustments for Circular No. 3443 minimum dividends 2008	-	-	-	-	-		-	-	-	(92,594)	(92,594)	-	(92,594)
Dividends/withdrawals made	-	-	-	-	-		-	-	-	-	-	-	-
Other changes of shareholders’ equity	-	343	-	-	-		-	-	-	-	296	(44)	252
Provision for minimum dividends	-	-	-	-	-		-	-	-	(22,694)	(22,694)	-	(22,694)
Subtotal	-	343	-	-	-		-	-	-	(115,288)	(114,992)	(44)	(115,036)
Other integral income	-	-	-	(27,999)	(15,887)		7,461	-	-		(11,680)	-	(11,680)
Income in fiscal year	-	-	-	-	-		-	-	85,997		85,997	2,589	88,586
Subtotal	-	-	-	(27,999)	(15,887)		7,461	-	85,997	-	74,317	2,589	76,906
Shareholders’ equity as of June 30, 2008	818,535	(18,529)	(2,042)	(33,547)	(21,754)		9,401	581,651	85,997	(115,288)	1,329,122	20,679	1,349,801

Shareholders’ equity as of December 31, 2008	891,303	(121,684)	(2,042)	(19,972)	10,873		1,547	413,053	415,055	(98,444)	1,489,689	25,879	1,515,568
Distribution of income from previous fiscal year	-	-	-	-	-		-	415,055	(415,055)	-	-	-	-
Subtotal	891,303	(121,684)	(2,042)	(19,972)	10,873		1,547	828,108	-	(98,444)	1,489,689	25,879	1,515,568
Replacement of monetary correction 2008	-	106,766	-	-	-		-	(106,766)	-	-	-	-	-
Shareholders’ equity as of January 1, 2009	891,303	(14,918)	(2,042)	(19,972)	10,873		1,547	721,342	-	(98,444)	1,489,689	25,879	1,515,568
Increase or decrease of capital and reserves	-	-	-	-	-		-	-	-	-	-	-	-
Dividends/withdrawals made
Other changes of shareholders’ equity	-	-	-	-	-		-	(2)	-	-	(2)	(882)	(884)
Provision for minimum dividends	-	-	-	-	-		-	-	-	(22,995)	(22,995)	-	(22,995)
Subtotal	-	-	-	-	-		-	(2)	-	(22,995)	(22,997)	(882)	(23,879)
Other integral income	-	-	-	9,409	(17,417)		1,361	-	-		(304)	527	223
Income in fiscal year	-	-	-	-	-		-	-	76,652		76,652	2,879	79,531
Subtotal	-	-	-	9,409	(17,417)		1,361	-	76,652	-	76,348	3,406	79,754
Shareholders’ equity as of June 30, 2009	891,303	(14,918)	(2,042)	(10,563)	(6,544)		2,908	721,340	76,652	(121,439)	1,543,040	28,403	1,571,443

Dividends distributed:
Period	Total attributable to shareholders	Allocated to reserves or retained earnings	Allocated to Dividends	Percentage Distributed	Dividend per share (in pesos)
- Year 2007 (Shareholders Meeting April 2008)	308,647	108,028	200,619	65%	1,065

- Year 2008 (Shareholders Meeting April 2009)	328,146	118,851	213,295	65%	1,132

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended

	June 30	June 30
	2009 (in millions) CLP	2008 (in millions) CLP
FLOWS ARISING FROM OPERATING ACTIVITIES:

CONSOLIDATED PROFIT (LOSS) FOR FISCAL YEAR	188,180	193,926
Debits (credits) to income not implying changes of cash:
Depreciation and amortization	22,586	24,726
Provisions for credits, customer accounts receivable, and write-offs	206,625	131,913
Adjustment of financial instruments to market value	(41,227)	(1,432)
(Profit) Loss on equity in companies	(766)	(918)
(Profit) Loss on sale of assets received in payment	(2,239)	(4,879)
(Profit) Loss on sale of fixed assets	(207)	677
Write-off of assets received in payment	2,869	2,151
Other debits (credits) not implying changes of cash	47,077	26,571
Net variation of interest, adjustments, and fees earned on assets and liabilities	(50,413)	(20,630)
Total Operating Flows	372,485	352,105
FLOW ARISING FROM INVESTMENT ACTIVITIES:
Net (increase) decrease of credits and accounts receivable	922,642	(1,098,922)
Net (increase) decrease of investments	754,758	(277,762)
Purchases of fixed assets	(9,998)	(6,760)
Sales of fixed asset	11,312	2,103
(Increase) decrease of equity in companies	(79)	-
Dividends received from equity in companies	790	606
Revenue from goods received in payment	15,246	12,187
Net increase (decrease) of other assets and liabilities	(70,529)	(74,334)
Total Investment Flows	1,624,142	(1,442,882)
FLOW ARISING FROM FINANCING ACTIVITIES:
Increase (decrease) of receivables in current account	110,522	291,002
Increase (decrease) of deposits and receipts of funds	(1,384,048)	502,522
Increase (decrease) of other demand or time obligations	42,505	25,447
Increase (decrease) of obligations for intermediation of documents	(259,267)	120,568
Increase (decrease) of external loans, short and long-term	(283,240)	297,160
Issuance of letters of credit	4,506	-
Redemption of letters of credit	(69,073)	(66,802)
Increase (decrease) of other short-term liabilities	13,608	2,399
Loans obtained from Central Bank of Chile (short term)	324,682	72,850
Payment of loans from Central Bank of Chile (short and long term)	(325,609)	(74,366)
Bond issues	201,346	202,929
Bond redemptions	(36,259)	(9,248)
Other Loans obtained, short and long term	3,307	107,767
Payment of other long-term loans	(1,006)	-
Capital increase (decrease)	5,600	-
Dividends paid	(219,002)	(200,570)
Total Financing Flows	(1,871,428)	1,271,658

SUB TOTAL	125,199	180,881
VARIATION OF CASH AND CASH EQUIVALENTS DURING THE PERIOD	125,199	180,881
INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	1,048,264	1,289,658
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	1,173,463	1,470,539

NOTE No. 1 ADOPTION OF THE COMPENDIUM OF ACCOUNTING STANDARDS FOR THE FIRST TIME:

The Superintendency of Banks and Financial Institutions (“SBIF”), jointly with other superintendencies and other regulatory agencies in Chile, adopted a plan for convergence with the International Financial Information Standards (“IFIS”), to internationalize the financial reporting models for publicly owned companies in Chile. In the framework of the strategic plan, the SBIF, through its Circular No. 3,410 of November 9, 2007, subsequently complemented by Circular No. 3,443 of August 21, 2008, announced the new “Compendium of Accounting Standards,” containing the new accounting and reporting standards for the financial industry that will become applicable as of January 1, 2009, based on the transitory standards established in Chapter E of that compendium.

By legal mandate, the banks must use the accounting criteria adopted by the SBIF, and in all matters not provided for therein nor contrary to their instructions, they must abide by the generally accepted accounting criteria which reflect the technical standards issued by the Colegio de Contadores de Chile A.G. (Chilean Accounting Association), coinciding with the international financial accounting and reporting standards adopted by the International Accounting Standards Board (“IASB”). In the event of discrepancies between the accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter will prevail.

As a result of the aforementioned, the Bank adopted a plan for the transition to the new accounting standards that includes, among other things, an analysis of the differences of accounting criteria, the selection of the accounting criteria to be applied in the cases in which alternative treatments are permitted, and evaluation of the changes of procedure and information systems.

According to this transition plan, the standards of the new Compendium of Accounting Standards have been applied retroactively to January 1, 2008, and an opening balance sheet as of that date has been drawn up. Furthermore, with the aim of presenting comparative financial standards in 2009, the Bank drew up a set of pro forma financial statements for the year 2008.

Below is a breakdown and explanation of the principal impacts of the migration to these new accounting standards, in relation to the balance sheet and income statements.

a) Reconciliation of Shareholders’ Equity according to the new Compendium of Accounting Standards:

The principal adjustments in Shareholders’ Equity arising from the migration to the new Compendium of Accounting Standards are:

		Total Shareholders’ Equity
		As of January 1, 2008	As of June 30, 2008	As of December 31, 2008
	Explanation	CLP (in millions)	CLP (in millions)	CLP (in millions)

Shareholders’ equity before changes in standards		1,458,089	1,373,196	1,602,610

Adjustments:
Perimeter of consolidation	i	(14,453)	(10,469)	(9,712)
Supporting companies	ii	506	762	719
Monetary correction	iii	-	(9,734)	(30,493)
Fixed and intangible assets	iv	(64,494)	(62,896)	(58,613)
Goods received or given in payment:	v	(929)	(586)	(408)
Write-offs of placements	vi	(2,205)	(2,815)	(4,235)
Deferred taxes	vii	11,419	12,259	15,700
Subtotal		(70,156)	(73,479)	(87,042)

Shareholders’ equity according to the new Compendium of Accounting Standards		1.387.931	1,299,717	1,515,568

(*) A detailed explanation of the nature of the principal adjustments is given in letter g).

As discussed above, these adjustments are generated by the adoption of the new SBIF Compendium of Accounting Standards; accordingly, they do not reflect a recognition of errors in prior fiscal years pursuant to NIC 8.

NOTE No. 1 ADOPTION OF THE COMPENDIUM OF ACCOUNTING STANDARDS FOR THE FIRST TIME, continuation:

b) Reconciliation of Income according to the new Compendium of Accounting Standards:

The principal adjustments in Income arising from the migration to the new Compendium of Accounting Standards are:

		Consolidated Income
		As of June 30, 2008	As of December 31, 2008
	Explanation	CLP (in millions)	CLP (in millions)

Income before changes in standards		156,095	331.017

Adjustments:
Perimeter of consolidation	i	3,985	4,742
Supporting companies	ii	256	213
Monetary correction	iii	31,419	78,027
Fixed and intangible assets	iv	1,598	5,881
Goods received or given in payment	v	343	521
Write-offs of placements	vi	(610)	(2,030)
Deferred taxes	vii	840	4,281
Subtotal		37,831	91,635

Income according to the new Compendium of Accounting Standards		193,926	422,652

(*) A detailed explanation of the nature of the principal adjustments is given in letter g).

As discussed above, these adjustments are generated by the adoption of the new SBIF Compendium of Accounting Standards; accordingly, they do not reflect a recognition of errors in prior fiscal years pursuant to NIC 8.

c) Opening Balance Sheet according to the new Compendium of Accounting Standards:

As discussed above, the rules of the new Compendium of Accounting Standards were applied retroactively to January 1, 2008, to draw up the respective opening balance sheet under these new accounting standards.

Below is a presentation of the reconciliation of balances for the Balance Sheet, for which the following definitions apply:

Closing balances:
These are the balances shown in the consolidated financial statements of the Bank and its subsidiaries as of January 1, 2008, which were prepared in accordance with the previously applicable accounting criteria and principles.

Adjustments:
Changes arising chiefly in the valuation criteria and accounting policies modified by the new set of standards. Changes in the perimeter of consolidation prescribed by the new Compendium of Accounting Standards are included in this concept.

Opening Balances:
These are the balances reflecting the adjustments’ effect on the closing balance sheet.

NOTE No. 1 ADOPTION OF THE COMPENDIUM OF ACCOUNTING STANDARDS FOR THE FIRST TIME, continuation:

c) Opening Balance Sheet according to the new Compendium of Accounting Standards, continuation:

	As of January 1, 2008
	Closing Balances	Adjustments (*)	Opening Balances:
	(in millions) CLP	(in millions) CLP	(in millions) CLP
ASSETS

Cash and bank deposits	1,108,444	193	1,108,637
Operations pending settlement	316,240	-	316,240
Instruments for trading	1,090,004	3,441	1,093,445
Repurchase contracts and securities loans	33,999	-	33,999
Financial derivative contracts	780,775	-	780,775
Owed by banks	45,961	-	45,961
Credits and accounts receivable from customers	12,028,053	(5,778)	12,022,275
Investment instruments available for sale	779,635	-	779,635
Equity in companies	6,795	506	7,301
Intangibles	56,187	37	56,224
Fixed assets	245,619	(43,130)	202,489
Current taxes	1,933	566	2,499
Deferred taxes	61,260	19,729	80,989
Other assets	474,091	(13,809)	460,282

TOTAL ASSETS	17,028,996	(38,245)	16,990,751

LIABILITIES

Demand deposits and other demand obligations	2,868,769	(835)	2,867,934
Operations pending settlement	135,219	-	135,219
Repurchase contracts and securities loans	308,651	(1,021)	307,630
Time deposits and other funds obtained	7,887,897	-	7,887,897
Financial derivative contracts	778,217	-	778,217
Obligations toward banks	1,099,443	14	1,099,457
Debt instruments issued	2,154,996	-	2,154,996
Other financial obligations	147,868	27,799	175,667
Current taxes	15,897	170	16,067
Deferred taxes	10,877	207	11,084
Provisions	46,376	3,726	50,102
Other liabilities	116,698	1,852	118,550

TOTAL LIABILITIES	15,570,908	31,912	15,602,820

SHAREHOLDERS’ EQUITY

Attributable to Bank shareholders:	1,438,041	(68,244)	1,369,797
Capital	818,535	-	818,535
Reserves	47,330	(68,244)	(20,914)
Valuation accounts	(9,475)	-	(9,475)
Retained earnings	581,651	-	581,651
Retained earnings from prior fiscal years	581,651	-	581,651
Profit (loss) for fiscal year	-	-	-
Minus: Provision for minimum dividends	-	-	-
Minority Interest	20,047	(1,913)	18,134

TOTAL SHAREHOLDERS’ EQUITY	1,458,088	(70,157)	1,387,931

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,028,996	(38,245)	16,990,751

 (*) A detailed explanation of the nature of the principal adjustments is given in letter g).

NOTE No. 1 ADOPTION OF THE COMPENDIUM OF ACCOUNTING STANDARDS FOR THE FIRST TIME, continuation:

d) Pro forma Balance Sheets:

To present comparative financial statements during the year 2009, the Bank drew up a set of pro forma financial statements for 2008; below is a presentation of the pro forma Balance Sheet presentation as of June 30 and December 31, 2008, respectively:

	As of June 30, 2008			As of December 31, 2008
	Old Standard	Adjustments (*)	Compendium of Accounting Standards	Old Standard	Adjustments (*)	Compendium of Accounting Standards
	(in millions) CLP	(in millions) CLP	(in millions) CLP	(in millions) CLP	(in millions) CLP	(in millions) CLP
ASSETS
Cash and bank deposits	1,280,337	222	1,280,559	854,838	573	855,411
Operations pending settlement	487,591	-	487,591	335,405	-	335,405
Instruments for trading	893,938	-	893,938	1,161,631	4,795	1,166,426
Repurchase contracts and securities loans	11,697	-	11,697	-	-	-
Financial derivative contracts	1,233,562	-	1,233,562	1,846,509	-	1,846,509
Owed by banks	150,406	-	150,406	95,499	-	95,499
Credits and accounts receivable from customers	12,960,626	(6,486)	12,954,140	14,319,370	(8,021)	14,311,349
Investment instruments available for sale	1,080,216	-	1,080,216	1,580,240	-	1,580,240
Equity in companies	6,865	921	7,786	6,990	287	7,277
Intangibles	61,458	(2,932)	58,526	73,089	(4,857)	68,232
Fixed assets	248,906	(47,672)	201,234	260,105	(59,716)	200,389
Current taxes	17,824	411	18,235	18,289	426	18,715
Deferred taxes	62,721	20,559	83,280	64,821	24,004	88,825
Other assets	593,297	(7,009)	586,288	520,348	(11,693)	508,655
TOTAL ASSETS	19,089,444	(41,986)	19,047,458	21,137,134	(54,202)	21,082,932
LIABILITIES
Demand deposits and other demand obligations	3,195,906	(1,483)	3,194,423	2,949,757	(1,595)	2,948,162
Operations pending settlement	297,611	-	297,611	142,552	-	142,552
Repurchase contracts and securities loans	295,494	(1,056)	294,438	563,234	(1,011)	562,223
Time deposits and other funds obtained	8,390,418	-	8,390,418	9,756,266	-	9,756,266
Financial derivative contracts	1,081,784	-	1,081,784	1,469,724	-	1,469,724
Obligations toward banks	1,505,176	20	1,505,196	1,425,065	2	1,425,067
Debt instruments issued	2,405,006	-	2,405,006	2,651,372	-	2,651,372
Other financial obligations	138,185	27,648	165,833	103,278	28,040	131,318
Current taxes	797	220	1,017	163	628	791
Deferred taxes	23,549	400	23,949	18,766	671	19,437
Provisions	88,971	3,967	92,938	162,165	4,554	166,719
Other liabilities	293,351	1,777	295,128	292,182	1,551	293,733
TOTAL LIABILITIES	17,716,248	31,493	17,747,741	19,534,524	32,840	19,567,364
SHAREHOLDERS’ EQUITY
Attributable to Bank shareholders:	1,350,580	(74,552)	1,276,028	1,578,045	(88,356)	1,489,689
Capital	818,535	-	818,535	891,303	-	891,303
Reserves	89,057	(109,628)	(20,571)	51,539	(175,265)	(123,726)
Valuation accounts	(45,900)	-	(45,900)	(7,552)	-	(7,552)
Retained earnings	488,888	35,076	523,964	642,755	86,909	729,664
Retained earnings from prior fiscal years	381,030	-	381,030	413,053	-	413,053
Profit (loss) for fiscal year	154,083	35,076	189,159	328,146	86,909	415,055
Minus: Provision for minimum dividends	(46,225)	-	(46,225)	(98,444)	-	(98,444)
Minority Interest	22,616	1,073	23,689	24,565	1,314	25,879
TOTAL SHAREHOLDERS’ EQUITY	1,373,196	(73,479)	1,299,717	1,602,610	(87,042)	1,515,568

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,089,444	(41,986)	19,047,458	21,137,134	(54,202)	21,082,932

(*) A detailed explanation of the nature of the principal adjustments is given in letter g).

NOTE No. 1 ADOPTION OF THE COMPENDIUM OF ACCOUNTING STANDARDS FOR THE FIRST TIME, continuation:

e) Pro forma Statements of Income:

As was discussed in the preceding point, the Bank drew up a set of pro forma financial statements for the year 2008, to present comparative information. Below is a presentation of the pro forma Statement of Income formulation for the periods ended June 30 and December 31, 2008, respectively:

	As of June 30, 2008			As of December 31, 2008
	Old Standard	Adjustments (*)	Compendium of Accounting Standards	Old Standard	Adjustments (*)	Compendium of Accounting Standards
	(in millions) CLP	(in millions) CLP	(in millions) CLP	(in millions) CLP	(in millions) CLP	(in millions) CLP
OPERATING INCOME
Revenue from interest and adjustments	896,507	(108)	896,399	2,061,112	234	2,061,346
Expenses for interest and adjustments	(486,142)	(2,001)	(488,143)	(1,164,071)	(5,209)	(1,169,280)
Net revenue from interest and adjustments	410,365	(2,109)	408,256	897,041	(4,975)	892,066

Fee revenue	134,384	10,389	144,773	276,433	19,536	295,969
Fee expenses	(24,854)	-	(24,854)	(52,840)	-	(52,840)
Revenue net of fees	109,530	10,389	119,919	223,593	19,536	243,129

Net profit from financial operations	74,498	158	74,656	273,084	393	273,477
Currency exchange profit (loss), net	(39,191)	-	(39,191)	(187,042)	-	(187,042)
Other operating revenue	14,297	1,414	15,711	16,512	1,710	18,222
Total operating revenue	569,499	9,852	579,351	1,223,188	16,664	1,239,852

Credit risk provisions	(131,303)	(610)	(131,913)	(285,953)	(2,030)	(287,983)

NET OPERATING REVENUE	438,196	9,242	447,438	937,235	14,634	951,869
Personnel compensation and expenses	(96,139)	(19,606)	(115,745)	(209,134)	(37,641)	(246,775)
Administrative expenses	(80,667)	15,100	(65,567)	(161,977)	28,295	(133,682)
Depreciation and amortization	(24,552)	(174)	(24,726)	(51,944)	4,317	(47,627)
Other operating expenses	(20,159)	387	(19,772)	(42,259)	581	(41,678)
Total operating expenses	(221,517)	(4,293)	(225,810)	(465,314)	(4,448)	(469,762)

OPERATING INCOME	216,679	4,949	221,628	471,921	10,186	482,107

Income from equity in companies	918	415	1,333	851	(219)	632
Monetary correction	(31,419)	31,419	-	(78,027)	78,027	-
Income before income tax	186,178	36,783	222,961	394,745	87,994	482,739

Income tax	(30,083)	1,048	(29,035)	(63,728)	3,641	(60,087)

CONSOLIDATED PROFIT IN CURRENT FISCAL YEAR	156,095	37,831	193,926	331,017	91,635	422,652

Attributable to:
Bank shareholders	154,083	35,076	189,159	328,146	86,909	415,200
Minority Interest	2,012	2,755	4,767	2,871	4,726	7,597

Profit per share attributable to Bank shareholders:
(expressed in pesos)
Basic profit	0.818	-	1.0038	1.741	-	2.203
Diluted profit	0.818	-	1.0038	1.741	-	2.203

(*) A detailed explanation of the nature of the principal adjustments is given in letter g).

NOTE No. 1 ADOPTION OF THE COMPENDIUM OF ACCOUNTING STANDARDS FOR THE FIRST TIME, continuation:

f) Pro forma Statement of Cash Flow:

To furnish a reconciliation between the Statement of Cash Flows presented under the previous accounting standards for the period ended June 30, 2008 and the one included in these intermediate financial statements, a presentation of the formulation of this pro forma statement is given below:

	As of June 30, 2008
	Old Standard	Adjustments (*)	Compendium of Accounting Standards
	(in millions) CLP	(in millions) CLP	(in millions) CLP
FLOWS ARISING FROM OPERATING ACTIVITIES:
CONSOLIDATED PROFIT (LOSS) FOR FISCAL YEAR	156,095	37,831	193,926
Debits (credits) to income not implying changes of cash:
Depreciation and amortization	24,552	174	24,726
Provisions for credits, customer accounts receivable, and write-offs	150,224	(18,311)	131,913
Adjustment of financial instruments to market value	5,419	(6,851)	(1,432)
(Profit) Loss on equity in companies	(918)	-	(918)
(Profit) Loss on sale of assets received in payment	(4,871)	(8)	(4,879)
(Profit) Loss on sale of fixed assets	251	426	677
Write-off of assets received in payment	2,295	(144)	2,151
Monetary correction	31,419	(31,419)	-
Other debits (credits) not implying changes of cash	40,445	(13,874)	26,571
Net variation of interest, adjustments, and fees earned on assets and liabilities	(26,967)	6,337	(20,630)
Total Operating Flows	377,944	(25,839)	352,105
FLOW ARISING FROM INVESTMENT ACTIVITIES:
Net (increase) decrease of credits and accounts receivable	(812,681)	(286,241)	(1,098,922)
Net (increase) decrease of investments	(80,243)	(197,519)	(277,762)
Purchases of fixed assets	(8,135)	1,375	(6,760)
Sales of fixed asset	2,103	-	2,103
(Increase) decrease of equity in companies	34,180	(34,180)	-
Dividends received from equity in companies	606	-	606
Revenue from goods received in payment	12,187	-	12,187
Net increase (decrease) of other assets and liabilities	(93,200)	18,866	(74,334)
Total Investment Flows	(945,183)	(497,699)	(1,442,882)
FLOW ARISING FROM FINANCING ACTIVITIES:
Increase (decrease) of receivables in current account	226,834	64,168	291,002
Increase (decrease) of deposits and receipts of funds	247,742	254,780	502,522
Increase (decrease) of other demand or time obligations	3,855	21,592	25,447
Increase (decrease) of obligations for intermediation of documents	(24,162)	144,730	120,568
Increase (decrease) of external loans, short and long-term	261,777	35,383	297,160
Redemption of letters of credit	(66,802)	-	(66,802)
Increase (decrease) of other short-term liabilities	(805)	3,204	2,399
Loans obtained from Central Bank of Chile (short term)	180	72,670	72,850
Payment of loans from Central Bank of Chile (short and long term)	(1,036)	(73,330)	(74,366)
Bond issues	202,929	-	202,929
Bond redemptions	(9,248)	-	(9,248)
Other long-term loans obtained	106,281	1,486	107,767
Dividends paid	(203,676)	3,106	(200,570)
Total Financing Flows	743,869	527,789	1,271,658
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	4,436	(4,436)	-
VARIATION OF CASH AND CASH EQUIVALENTS DURING THE PERIOD	181,066	(185)	180,881
INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	1,331,115	(41,457)	1,289,658
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	1,512,181	(41,641)	1,470,539
(*) A detailed explanation of the nature of the principal adjustments is given in letter g).

NOTE No. 1 ADOPTION OF THE COMPENDIUM OF ACCOUNTING STANDARDS FOR THE FIRST TIME, continuation:

g) Description of principal adjustments:

Below is a description of the nature of the principal effects or adjustments arising from the adoption of the new Compendium of Accounting Standards issued by the SBIF.

i. Perimeter of Consolidation

Pursuant to the standards in force up to December 31, 2007, Chapter 11-6 “Equity in Domestic Companies” of the Updated Compilation of Standards, the Bank included the subsidiaries and supporting companies within its perimeter of consolidation.

The companies belonging to the first category were consolidated by the overall integration (line to line) method, as follows:

	% of Equity Holding
COMPANY	Direct	Indirect	Total

Santander Corredores de Seguro Ltda.	99.75%	0.01%	99.76%
Santander S.A. Corredores de Bolsa	50.59%	0.41%	51.00%
Santander Asset Management S.A. Administradora General de Fondos	99.96%	0.02%	99.98%
Santander S.A. Agente de Valores	99.03%	-	99.03%
Santander S.A. Sociedad Securitizadora	99.64%	-	99.64%
Santander Servicios de Recaudación y Pagos Limitada	99.90%	0.10%	100.00%

The companies that supported the Bank’s operations, for their part, were valued by the equivalence method (VPP or VP), and the following entities were included:

COMPANY	% Equity Holding

REDBANC S.A.	33.42%
Transbank S.A.	32.71%
Automated Clearing House	33.33%
Sociedad Interbancaria Depósitos de Valores S.A.	29.29%
Cámara Compensación de Alto Valor S.A.	11.52%
Administrador Financiero Transantiago S.A.	20.00%
Sociedad Nexus S.A.	12.90%

Upon the new Compendium of Accounting Standards’ entry into force, the Bank has been obligated to analyze and redefine its perimeter of consolidation, since the fundamental criterion to be applied now is the Bank’s degree of control over a given entity, not the percentage of its equity that the Bank holds.

As a result of this analysis, the following was determined:

-
The consolidation/valuation methods used up to December 31, 2008 will continue to be used for the subsidiaries and supporting companies. This is because it was concluded that the Bank controls the first category of companies and exerts significant influence on the second.

-
Furthermore, pursuant to the provisions of NIC 27 and SIC 12, the Bank must determine the existence of Special Purpose Entities (SPE), which must be included within the perimeter of consolidation. Their principal characteristics are:

o	The SPEs’ activities have essentially been conducted on behalf of the company that presents the consolidated financial statements, and in response to its specific business needs.
o	The entity has the necessary decision making powers to obtain most of the benefits from these entities’ activities, as well as the rights to obtain most of the benefits or other advantages from them.
o	The entity essentially retains for itself most of the risks inherent in the SPE’s ownership or residuals, or its assets, for the purpose of obtaining the benefits from its activities.

NOTE No. 1 ADOPTION OF THE COMPENDIUM OF ACCOUNTING STANDARDS FOR THE FIRST TIME, continuation:

g) Description of the principal adjustments, continuation:

-	Hence, it was concluded as a result of this evaluation that the Bank exerted control over a certain number of entities, which had to be incorporated into its perimeter of consolidation. They are:

- Santander Gestión de Recaudación y Cobranzas Ltda.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Ltda.
- Servicios de Cobranzas Fiscalex Ltda.
- Multiservicios de Negocios Ltda.
- Bansa Santander S.A. - Santander Multimedios S.A.

At the beginning of 2009 the Santander Multimedios S.A. company made a change in its line of business, as a result of which its revenue no longer depended chiefly on transactions with the Bank. Consequently, it was determined that the Bank no longer exerted control over it, and it should be excluded from the perimeter of consolidation commencing in March 2009.

This item generally includes the effects generated by the inclusion of the aforementioned companies in the Bank’s perimeter of consolidation. Also included are the collateral effects generated by those companies’ inclusion in the perimeter of consolidation, i.e., new adjustments for elimination of related party transactions (e.g., Placements), as well as acceleration of the disbursements which had previously been activated and earned, in Income over a given period of time.

ii. Supporting Companies

The particular effects generated by the New Compendium of Accounting Standards’ adoption on each of the different Supporting Companies are reflected in this item, with consideration in each case for the proportional effect generated by these effects/adjustments on the Bank’s shareholders’ equity, based on the percentage of these companies’ equity that is held by the Bank.

iii. Monetary correction

In accordance with the set of standards previously in force, the consolidated financial statements had been drawn up with an integral monetary correction, to reflect the effects of the changes in the Chilean peso’s purchasing during each period.

Pursuant to the new Compendium of Accounting Standards and NIC 29 “Financial Information in Hyperinflationary Economies,” a monetary correction will henceforth be applied only when the entity whose functional currency is that of a hyperinflationary economy (defined as an economy experiencing 100 percentage points of inflation in 3 years). The Bank’s functional currency is the Chilean pesos.

Since the Chilean economy does not meet the aforementioned requirements, the Bank was required to eliminate the monetary correction as of January 1, 2008. Pursuant to the provisions of Chapter E of the Compendium of Accounting Standards, the monetary correction applied up to December 31, 2007 was not reversed.

The adjustments for reversal of the monetary correction for the different assets and liabilities are included in this item. The monetary correction for the paid-up capital and reserves as of December 31, 2008, for its part, was not reversed, pursuant to the provisions of Chapter E of the Compendium of Accounting Standards and the need to maintain the existing paid-up capital and reserve amounts in accordance with the rules applied for legal purposes or as required by the bylaws.

NOTE No. 1 ADOPTION OF THE COMPENDIUM OF ACCOUNTING STANDARDS FOR THE FIRST TIME, continuation:

g) Description of the principal adjustments, continuation:

iv. Fixed and Intangible Assets

This item chiefly includes the effect generated by the recalculation of the depreciations and amortizations of the fixed assets in general and the intangible assets (software and information technology developments) as a result of the monetary correction’s elimination (as is described in point iii) and the determination of the attributable cost for the fixed assets as of January 1, 2008.

Pursuant to the provisions of Chapter E of the new Compendium of Accounting Standards, the Bank determined the cost attributed to its fixed assets as of January 1, 2008, electing the lower of each one’s historical cost (including its respective monetary corrections up to December 31, 2007) and its fair market value based on an appraisal thereof by an independent third-party appraiser.

v. Goods Received or Given in Payment:

Previously, goods received or given in payment (GRP) were valued at cost (the price agreed upon with the debtor for the transfer in payment or the value determined at a judicial auction, as the case might be, after monetary correction), minus a provision for individual valuation based on an independent appraisal. After a year, in compliance with the provisions of Article 84, section 5, of the General Banking Act, to make use of an additional term for the sale of goods received or given in payment, banks were required to write off goods in that status.

The most important change in the valuation of GRP in the Compendium of Accounting Standards, Chapter B-5 (in addition to the elimination of the monetary correction as described in point iii) is that, when making the provision for initial valuation, it is necessary to take into account its net realizable value, i.e., its fair market value (independent appraisal), minus the necessary costs of maintaining and divesting it.

According to the studies done by the Bank, an average cost of sale (the cost of maintaining and divesting the good) estimated at 5.8% of the appraised value was determined as of January 1, 2008; this cost rose to 6.5% as of December 31, 2008.

The effects generated by the application of the cost of sale described above are presented in this item.

vi. Write-offs of placements

Pursuant to the previous set of standards, the term for writing off past-due and late installments on credits and accounts receivable was calculated from the time of their classification in past-due portfolio, which represented transactions in arrears for payment of principal and interest by ninety days or more. This classification in past-due portfolio had previously been made on an installment by installment basis.

Pursuant to the provisions of Chapter B-2 of the new Compendium of Accounting Standards, the term for writing off credits and accounts receivable must now be calculated from the beginning of arrears for a particular transaction, thereby affecting 100% of the transaction whether it has a late, past-due, or current proportion.

NOTE No. 1 ADOPTION OF THE COMPENDIUM OF ACCOUNTING STANDARDS FOR THE FIRST TIME, continuation:

g) Description of the principal adjustments, continuation:

Below is a table showing the principal types of placements and their respective terms for write-off as stipulated by the new Compendium of Accounting Standards:

Type of contract	Term

Leasing Transactions

Leasing of consumer goods	6 months
Other non-real estate leasing transactions	12 months
Real estate leasing (commercial or housing)	36 months

Remaining Transactions

Consumer credits, with or without real security	6 months
Other transactions without real security	24 months
Commercial credits with real security	36 months
Housing mortgage credits	48 months

The Bank has classified the effects arising from the application of this new methodology for write-offs of credits and accounts receivable in this item, as well as the collateral effect generated in the provisions created for each transaction (when 100% of the transaction in this item is written off, the existing provisions must be released).

vii. Deferred taxes

This item brings together the tax effects (deferred taxes) generated by the timing differences arising, in turn, out of the aforementioned adjustments, whether they apply directly to shareholders’ equity or to income.

FELIPE CONTRERAS FAJARDO Accounting Manager	ÓSCAR VON CHRISMAR CARVAJAL General Manager